FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                                MOVING BYTES INC.
                           100 Wall Street, 15th Floor
                               New York, NY 10005
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the registrant's press release, dated March 23, 2006.

EXHIBIT 1.
---------

Moving Bytes, Inc. - Name Change, Symbol Change and Reverse Stock Split

March 23, 2006, New York - Moving Bytes Inc. (MBYTF.ob) announced today that it is changing its name to "China International Enterprises Corp." and will begin trading under the new trading symbol "CIETF". In addition, the Company announced a 1:32 reverse split of its outstanding common shares. Both actions were approved by the Company's shareholders at a meeting held on March 7, 2006.

The Company, a Canadian corporation, owns all of the outstanding stock of China International Enterprises Corp., a Delaware corporation which is a holding company for Heng Xing Technology Group Development Limited, a British Virgin Islands corporation ("XHT"). XHT's sole asset is 100% of the outstanding shares of Shenzhen Hengtaifeng Technology Co., Ltd., a People's Republic of China-based corporation ("HTC") located in the Hi-tech Industrial Park in the Nanshan District, Shenzhen, China.

HTC is a provider of application software and system integration services in China. HTC develops and produces housing accumulation fund software and credit guarantee management software products. It also develops family planning and property management software and provides related system integration services. HTC entered this market in 1996 and currently has more than 110 customers in over 20 provinces throughout China. The Company plans on expanding HTC's business services and products through strategic acquisitions of companies located in mainland China.

This news release contains forward-looking statements and may involve risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results or performance suggested by the forward-looking statements in this release. These risks and uncertainties include, without limitation, risks that future acquisitions may be unsuccessful, risks related to potential changes in the PRC government's policies and laws, risks related to possible currency exchange rate fluctuations and structural changes in the market for the Company's current product(s). We undertake no obligation to revise or update publicly any forward-looking statements.


Contact:

John Leo
100 Wall Street, 15th Floor
New York, NY 10005
Tel: 212 232-0120

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MOVING BYTES INC.
                                                -----------------
                                                  (Registrant)

Dated:  March 24, 2006                          By: /s/ John Leo
                                                   ----------------------
                                                   John Leo, Secretary